File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

Year End Report

Stockholm October 26, 2006



Year End Report for Diamyd Medical AB (publ)

(SWEDEN NOMX: DIAM B U.S.A ADR: DMYDY)

SUPPL

September 1, 2005 – August 31, 2006

Diamyd Medical AB, a company focused on therapies for autoimmune diabetes, announces today its results for the fiscal year ending August 31, 2006.

- **Results from a Phase II clinical trial in 70 patients with type 1 diabetes were reported, demonstrating significant efficacy with Diamyd® (rhGAD65) therapy.**
- **A Phase II/III trial in 160 patients with autoimmune type 2 diabetes was fully recruited. Release of the results is planned for June 2007.**
- **Execution of a non-exclusive license permitting Neurologix Inc., New Jersey, U.S.A to use the GAD65 gene for the treatment of Parkinson's disease. A down payment of US$ 500,000 (SEK 3.6 million) was received.**
- **A contract was concluded for the manufacturing of clinical grade Diamyd® drug for Phase III studies.**
- **An investment in convertible bonds of US$ 3 million (SEK 21.7 million) was made in the US company Protein Science Corporation, Connecticut.**
- **Broadened the product pipeline with the acquisition of Nurel Therapeutics, Pennsylvania, U.S.A.**
- **An ADR level 1 program was launched for US investors under the symbol DMYDY.**

- **Sales were US$ 103,500 (SEK 750,000) compared to US$ 127,000 (SEK 881,000) for the prior year.**
- **Earnings were US$ -5.0 million (SEK -36.0 million), compared to US$ -5.0 million (SEK -36.6 million) for the prior year.**
- **Liquid assets were US$ 8.2 million (SEK 59.4 million) as of August 31, 2006. This is to be compared with US$ 15.9 million (SEK 115.5 million) for the prior year. Additionally, about US$ 7 million (SEK 49.2 million) in liquid assets were received on Sept 6, 2006, as outstanding warrants were exercised.**
- **Earnings per share were US$ -0.58 (SEK -4.2) compared to US$ -0.61 (SEK -4.4) for the prior year.**

COMMENTS FROM THE CEO

This past year marked a major and very positive turning point in the evolution of Diamyd Medical. In August 2006, perhaps the most significant event in the Company's history occurred. Our Phase II study using Diamyd® to treat children and adolescent type 1 diabetes patients demonstrated significant efficacy. The slowing of ongoing autoimmune destruction of insulin-producing pancreatic beta cells was shown. Additionally, it was confirmed that the two doses of Diamyd® given over 30 days were very well received by patients, their parents and the investigators. Based upon these results, and the other trials reported to date, we believe Diamyd® to be safe and effective for the treatment of autoimmune diabetes.

With regard to our ongoing study with 160 patients with autoimmune type 2 diabetes (LADA), it is a pleasure to report that all patients have been recruited and treated. The outcome of this study is expected in June 2007.

To facilitate future clinical studies in the U.S.A., we have transferred manufacturing of Diamyd® to Protein Sciences Corporation, CT, U.S.A. This company specializes in the manufacture of vaccines using next-generation technologies. A US$ 3 million investment in convertible bonds was also made in this company

The GAD65 molecule, exclusively licensed by us, is important not only in diabetes but also in various CNS diseases. This view was strengthened by the licensing of the GAD65 gene for treatment of Parkinson's disease to Neurologix, Inc., NJ, U.S.A. The deal included an execution fee of US$ 500,000, as well as annual fees and future royalties on sales. Neurologix has recently reported a successful Phase I trial using GAD65 in patients with Parkinson's disease.

Our presence in the U.S.A was further enhanced through the acquisition of Nurel Therapeutics in Pittsburgh, PA, U.S.A, (now Diamyd, Inc.). Diamyd, Inc., an emerging and exciting gene therapy company, focuses on diabetes complications such as pain and nerve damage. Hence, our product pipeline has broadened.

Diamyd Medical ended its fiscal year in good financial condition; as, outstanding warrants were exercised resulting in proceeds to the Company of approximately US$ 7 million.

US investors can now purchase shares of Diamyd Medical directly in the U.S.A via a Level 1 ADR program under the symbol DMYDY.

Our focus continues to be building shareholder value. With our strong clinical results at hand, partnership discussions with large pharmaceutical companies regarding commercialization of Diamyd® are ongoing. The product pipeline has also been broadened. In addition, other applications for GAD65 have been outlicensed to third party biotech companies. At the same time preparations are underway to take Diamyd® into Phase III studies necessary for market approval.

Anders Essen-Möller, CEO and President of Diamyd Medical AB.

SIGNIFICANT EVENTS – SEPTEMBER 1, 2005 TO AUGUST 31, 2006

CLINICAL TRIALS: TYPE 1 DIABETES

In August and September 2006 Diamyd Medical announced positive results from a randomized, double blind, placebo-controlled multi-centre Phase II trial in 70 children and adolescents with type 1 diabetes. At 15 months, significant efficacy was demonstrated in preserving beta cell function: The group of 35 patients that received Diamyd® produced approximately twice as much meal stimulated insulin, as measured by C-peptide levels (AUC) 15 months after the first treatment as compared to the placebo group. C-peptide levels in both groups experienced a decline; however, the decline was significantly inhibited in the Diamyd® treated group ($p=0.01$). The subgroup of Diamyd® treated patients, with a disease duration shorter than 3 months (since diagnosis), indicated an improved endogenous insulin production. In addition, the results also strongly support the safety of Diamyd® administration. There were no serious adverse events reported that were related to the Diamyd® treatment.

The trial is now in a follow-up stage of additional 15 months.

CLINICAL TRIALS: TYPE 2 DIABETES (LADA)

Diamyd Medical's previously reported trial, the Phase II dose finding trial, encompassing 47 patients with autoimmune type 2-diabetes (LADA), continues in its follow-up phase. Patients were treated with doses of 0, 4, 20, 100 and 500 µg Diamyd®. Significant improved levels of both C-peptide and HbA1c were demonstrated at two years for the group that received 20 µg Diamyd®.

Diamyd Medical's second trial in autoimmune type 2-diabetes (LADA), a Phase II/III clinical trial encompassing 160 patients, is proceeding according to plan. All patients were recruited and have received their treatments. Results from this trial are planned for June 2007.

Manufacturing of Diamyd® transferred to the U.S.A.

In December 2005, Diamyd Medical executed a manufacturing agreement with Protein Sciences Corporation, CT, U.S.A. to produce clinical grade materials for Phase III-clinical trials in the U.S.A. Protein Sciences is focused on the development and manufacture of vaccines based on an advanced new technology.

Convertible bond investment in Protein Sciences Corporation

In December 2005, Diamyd Medical made a US$ 3 million investment in convertible bonds in Protein Sciences Corp., CT, U.S.A.

Gene therapy company acquired

In December 2005 Diamyd Medical acquired Nurel Therapeutics, Inc., (now Diamyd, Inc.), an emerging gene therapy company based in Pittsburgh, PA, U.S.A. Products under development focus on diabetes complications and include use of a proprietary Nerve-Targeting Drug Delivery System (NTDDS). This new technology is applicable to numerous product developments including those for the treatment of acute and chronic pain, nerve damage, and the potential for additional applications in CNS diseases.

American Depositary Receipts Level 1 Program launched
Consistent with the Company's strategy to increase its presence in the U.S.A, a Level 1 ADR-program (American Depositary Receipt) was activated in April 2006 with the Bank of New York. The ADR program enables investors in the U.S.A to trade Diamyd Medical shares through their local broker. The Diamyd Medical ADR is traded under the symbol "DMYDY".

Therapeutic rights for GAD65 treatment of Parkinson's disease out-licensed
In August 2006 Diamyd Medical and Neurologix Inc., Fort Lee, NJ, U.S.A. (OTCBB: NRGX) signed a license agreement. Neurologix obtained non-exclusive rights to develop and commercialize the use of GAD65 as a therapeutic treatment for Parkinson's disease. Neurologix was first in the world to successfully use GAD-gene therapy in human clinical trials for Parkinson's disease and has recently reported positive results from a Phase I study in 12 patients.

Warrants exercised
Participants in the 1999 Right's Issue obtained warrants expiring by August 31 2006. Virtually all warrants were exercised, resulting in the capital contribution of approximately US$ 7 million (SEK 49.4 million) to Diamyd Medical (September 6, 2006). The total number of shares in the Company after the exercise of the warrants is 9,647,478 (September 2006).

EVENTS SUBSEQUENT TO CLOSE OF THE PERIOD

Hans Wigzell proposed as new member of the Board
In September 2006 the Company announced that Professor Hans Wigzell MD, Ph.D. has agreed, pending shareholder approval, to serve as a Director of the Board at Diamyd Medical AB. The appointment of Professor Wigzell brings another experienced board member to the Company. His appointment greatly enhances Diamyd Medical's network and knowledge base within the life sciences and its businesses.

MARKET & BUSINESS OVERVIEW

Diabetes
The International Diabetes Foundation estimates that the number of persons with diabetes worldwide is nearly 200 million and that this number will increase to 330 million by 2025. According to the United States National Institutes of Health, more than 20 million people in the United States suffered from diabetes in 2005. One to two million of these patients (5-10 %) have type 1 diabetes and it is estimated that up to an additional 10 % (2 million patients) have autoimmune type 2 diabetes (LADA). The type 1 diabetes and the LADA patients represent the groups where Diamyd Medical believes that its Diamyd® therapy may prove to be an effective therapy. The costs associated with diabetes in the western world are about 7 % of total healthcare budgets, or more than US$ 200 billion on a global basis.

Human recombinant Glutamic Acid Decarboxylase isoform 65 kDa (rhGAD65)
Diamyd Medical develops a product, Diamyd®, for treatment of autoimmune diabetes that comprises both type 1 diabetes and autoimmune type 2 diabetes (LADA). The disease develops when the body's immune system attacks the patient's own insulin-producing pancreatic beta

cells. Diamyd® is based on the 65 kDa isoform of recombinant human glutamic acid decarboxylase protein (rhGAD65). Endogenous GAD65 is present in both insulin-producing beta cells, as well as in nerve and brain tissues. Its role in the beta cells is not fully understood; however, in nerve cells GAD65 catalyzes the conversion of the amino acid glutamate to GABA, a neurotransmittor. Thus GAD65 is considered an important candidate drug in several neurological diseases including Parkinson's, epilepsy and pain.

As GAD65 is a major autoantigen in autoimmune diabetes, the Diamyd® candidate therapeutic is intended to induce immune tolerization in patients with autoimmune diabetes, or risk thereof, in order to prevent the destruction of pancreatic beta cells and maintain natural insulin production.

Nerve Targeting Drug Delivery System (NTDDS)
Through its acquisition of Nurel Therapeutics, Diamyd Medical obtained exclusive rights and licenses to the Nerve Targeted Drug Delivery System (NTDDS). NTDDS is based on a replication deficient HSV backbone that has natural affinity for nerve cells. Upon introducing the therapies into the nerve cells, the NTDDS remains stable for several weeks during which it expresses therapeutic biologics from inserted genes. In the case of the proposed pain therapies using GAD or enkephalin, the product is produced in the sensory nerves and released into the synapses in the dorsal root ganglia, where it acts to block pain transmission to the brain. A key advantage of the NTDDS lies in the fact that the localized therapy will not circulate throughout the body and, therefore, will be less likely to produce any systemic side effects that are common in current pain and CNS disease therapies. Additionally, the NTDDS does not integrate into a host cell's chromosome which also reduces such a risk of side effects.

FINANCIAL HIGHLIGHTS

Sales – Group sales were US$ 103,500 (SEK 750,000) compared to US$ 127,000 (SEK 881,000) for the same period of the prior year and consisted mostly of Diamyd-related products. Sales of Diamyd Medical products fluctuate from quarter-to-quarter as the Company's products are primarily sold for various scientific research purposes.

Other income – A license payment of US$ 500,000 (SEK 3.6 million) was received from Neurologix, Inc., NJ, U.S.A for a license.

Costs - The Group's current costs were US$ 5.8 million (SEK 42.3 million) compared to US$ 5.6 million (SEK 40.8 million) for the same period the prior year. The cost of research and development was US$ 1.1 million (SEK 8.2 million).

Net Loss – Net loss after financial income and expenses was US$ -5.0 million (SEK -36.0 million) compared to a net loss of US$ -5.0 million (SEK -36.6 million) for the same period of the prior year.

Financial Status and Liquidity – Liquid assets for the Group were US$ 8.2 million (SEK 59.4 million) as of August 31, 2006 and increased to US$ 15.0 million (SEK 108.6 million) by September 6, 2006 after the exercise of the warrants. This is to be compared with US$ 15.9 million (SEK 115.5 million) for the prior year.

Investments – No significant investments were made during the financial year.

Staff – The Group had a staff of 9 people as of August 31, 2006, of which 6 were men and 3 were women.

Share – The total number of shares in the Company after the exercise of the warrants in September 2006 is 9,647,478.

Parent Company – The net sales for the parent company were SEK 0 since all sales are made in subsidiaries. Net loss after financial income and expenses was US$ -0.7 million. Investments for the period were 0.

Conversion rate – the conversion rate used in this report is US$ 1 = SEK 7.245

Shareholders' General Meeting
The Annual General Shareholders' Meeting for Diamyd Medical AB will be held on December 11, 2006 at 3 pm. Location: Strindbergssalen, BERNS, Berzelii Park, Stockholm.

Annual Report
The Company's Annual Report is expected to be published on the Company's web site on or before December 4, 2006. To cut costs and reduce the impact on the environment, only the English version will be printed. Printed and digital Annual Reports will be distributed upon request.

Group's Income Statement
kSEK

		3 months Jun-Aug 2005-2006	3 months Jun-Aug 2004-2005	12 months Sep-Aug 2005-2006	12 months Sep-Aug 2004-2005	12 months Sep-Aug 2003-2004
Operating Income						
Net sales	note 1	75	388	750	881	1,730
Other income		3,614	-	3,614	50	873
Total Income		**3,689**	**388**	**4,364**	**931**	**2,603**
Operating Costs	note 2					
Raw materials and supplies		0	-421	-348	-775	-795
Research and development		-8,790	-7,968	-20,277	-4,165	-9,372
Patents		-486	-542	-1,471	-1,719	-1,396
Personnel		-3,217	-2,039	-10,242	-8,698	-6,077
Other external costs		-3,915	-671	-8,187	-4,055	-6,224
Depreciation patents		-970	-181	-1,617	-751	-760
Depreciation equipment		-29	19	-115	-147	-123
Total Operating Costs		**-12,293**	**-12,293**	**-42,256**	**-40,821**	**-19,540**
Operating Loss		**-13,718**	**-11,905**	**-37,893**	**-39,890**	**-16,937**
Financial Income and Expense						
Dividend in associated company		250	95	250	95	76
Interest income		619	490	1,731	3,195	860
Interest expense		-56	-3	-56	-26	-8
Total Financial Income and Expense		**814**	**639**	**1,926**	**3,321**	**947**
Loss after Financial Income		**-12,904**	**-11,266**	**-35,967**	**-36,569**	**-15,990**
Taxes		-	-	-	-63	-
Net Loss for the Year		**-12,904**	**-11,266**	**-35,967**	**-36,632**	**-15,990**
Earnings per share SEK		-1.5	-1.3	-4.2	-4.4	-3.0
Earnings per share after dilution, SEK		-1.5	-1.5	-4.2	-4.2	-3.0
Number of shares		8,735,216	8,418,043	8,735,216	8,418,043	8,345,480
Average number of shares		8,735,216	8,418,043	8,502,622	8,410,787	5,337,188
Number of shares after dilution		8,824,712	8,509,626	8,563,939	8,442,800	5,606,850

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

Group's Balance Sheet
kSEK

	Aug 31 2006	Aug 31 2005	Aug 31 2004
Assets			
Subscribed for but not paid share capital	-	-	475
Non-Current Assets			
Intangible assets	16,789	1,309	2,060
Equipment	133	220	337
Financial assets	800	800	800
Total Non-Current Assets	**17,721**	**2,329**	**3,197**
Current Assets			
Inventory	13	8	90
Current Receivables			
Customer receivables	169	450	501
Other receivables	2,800	1,536	846
Prepaid tax	326	168	112
Prepaid expenses and accrued income	2,600	5,447	1,152
Total Current Receivables	**5,896**	**7,601**	**2,611**
Short-term investments	45,551	91,374	89.608
Cash and bank balances	13,576	24,161	61,730
Total Current Assets	**59,127**	**115,535**	**151,338**
Other financial assets	21,735	-	-
Total Assets	**86,771**	**123,144**	**154,514**
Shareholders' Equity and Liabilities	**104,492**	**125,473**	**157,711**
Shareholders' Equity			
Issued capital	8,735	8,418	8,345
Not registered share capital	600	360	1,194
Share premium reserve	141,193	141,193	156,785
Non restricted reserves	17,127	-	-
Retained earnings	-34,935	2,129	1,264
Loss for the year	-35,967	-36,632	-15,990
Total Shareholder's Equity	**96,754**	**115,468**	**151,598**
Non-current liabilities	-	-	768
Current Liabilities			
Accounts payable	1,630	2,508	1,973
Other liabilities	1,975	1,745	586
Accrued expenses and deferred income	4,133	5,752	2,786
Total Current Liabilities	**7,739**	**10,005**	**5,345**
Total Liabilities and Shareholders' Equity	**104,492**	**125,473**	**157,111**

Cash Flow Analysis
kSEK

	3 months Jun-Aug 2005-2006	3 months Jun-Aug 2004-2005	12 months Sep-Aug 2005-2006	12 months Sep-Aug 2004-2005	12 months Sep-Aug 2003-2004
OPERATIONS					
Operations	-13,718	-10,811	-35,024	-39,890	-16,937
Interest received	1,423	490	1,772	1,574	565
Interest paid	-56	-3	-55	-26	-8
Dividend received	250	152	0	152	95
Adjustments for items that are not part of the cash flow					
Depreciation	999	212	762	898	883
Change in accrued interest	-804	-187	-	1,621	295
Taxes paid	-60	-38	-184	-119	197
Cash Flow from Operations before Changes in Working Capital	**-11,966**	**-10,185**	**-32,729**	**-35,790**	**-14,910**
Increase(-) decrease(+) inventory	104	25	-88	82	23
Increase(-) decrease(+) receivables	184	-1,048	640	-4,455	-769
Increase(+) decrease(-) liabilities	330	1,648	392	3,892	-1,129
Cash flow from Operations	**-11,348**	**-9,560**	**-31,785**	**-36,271**	**-16,785**
INVESTMENT ACTIVITY					
Investment in intangible assets	-	-	-	-	-
Investment in tangible assets	-30	-10	-30	-30	-210
Cash Flow from Investment Activity	**-30**	**-10**	**-30**	**-30**	**-210**
FINANCING ACTIVITY					
New share issue	-	500	-	500	142,486
Not registered share capital	-	-	-	-	1,194
Investment in financial assets	-	-	-23,669	-	-
Cash Flow from Financing Activity	-	**500**	**-23,669**	**500**	**143,680**
The Year's Cash flow	**-11,378**	**-9,070**	-55,484	-35,801	126,685
Liquid funds at the beginning of the year	69,829	124,608	115,535	151,338	24,682
Translation gains/losses on consolidation	918	-3	-682	-2	-29
Liquid Assets at the End of the Year	**59,369**	**115,535**	**59,369**	**115,535**	**151,338**

Changes in Shareholders' Equity

(kSEK)

	12 months Sep-Aug 2005-2006	12 months Sep-Aug 2004-2005	12 months Sep-Aug 2003-2004
Shareholders' equity at the start of the period	115,468	151,598	23,867
Paid for not-registered share capital	17,495	140	143,680
Translation difference	240	360	-
New share issue	-482	2	41
Earnings for the period	-35,967	-36,632	-15,990
Shareholders' equity at the end of the period	**96,754**	**115,468**	**151,598**

Accounting Principles

As of September 1, 2005 Diamyd Medical began using IFRS for its group reporting. This means that Diamyd Medical in its group reporting from the first quarter 2005/2006 applies all IAS, IFRS, IFRIC and SIC regulations which are applicable.

Notes

Note 1 – Net Sales

No current sales of Diamyd®.

Note 2 – Operating costs

The business is operating at a loss. Deduction for losses in the Group is valued at SEK 0 as a precaution.

Note 3 – Shareholders' Equity and Liabilities

No Company debts charges interest.

Note 4 – Acquisition of Nurel Therapeutics

The acquisition includes a license to a technology platform and preclinical projects related to GAD and gene therapy. The intellectual property asset is valued at SEK 17.5 million.

Note 5 – Investment in Protein Sciences

Diamyd Medical has invested US$ 3 million in Protein Sciences Corporation, CT, U.S.A (PSC) Series F Convertible Notes. The Note can be converted to shares if PSC goes public. If the Notes are converted into shares, Diamyd Medical's ownership in PSC will be less than 5 %.

Key ratios

	3 months Jun-Aug 2005-2006	3 months Jun-Aug 2004-2005	12 months Sep-Aug 2005-2006	12 months Sep-Aug 2004-2005
Return on equity, %	-12.4	-9.3	-30.8	-27.4
Return on capital employed, %	-12.4	-9.3	-30.7	-27.2
Return on total assets, %	-11.5	-8.7	-28.4	-25.8
Equity per share, SEK	11.1	13.7	11.6	13.7
Equity per share after dilution, SEK	11.0	13.6	11.8	13.7
Cash flow per share, SEK	-1.3	-1.1	6.6	-4.3
Equity ratio, %	92.6	92.0	93.0	92.0
No. of shares	8,735,216	8,418,043	8,735,216	8,418,043
No. of shares, average	8,735,216	8,418,043	8,502,622	8,410,787
No. of shares after dilution	8,824,712	8,509,626	8,563,939	8,442,800

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

Stockholm, October 26, 2006

The Board of Diamyd Medical AB (publ)

This report has not been reviewed by Diamyd Medical's auditors.

Financial Calendar
Annual General Meeting December 11, 2006
Diamyd Medical's financial information is available at www.diamyd.com.

* * *

About Diamyd Medical
Diamyd Medical is a Life Science company developing therapeutic products for diabetes and its complications. The Company is emerging around two proprietary technology platforms: the exclusive therapeutic rights to the gene coding for human glutamic acid decarboxylase 65 kDa isoform (GAD65) and a Nerve Targeted Drug Delivery System (NTDDS).

Diamyd Medical's lead product is Diamyd®, a GAD65 therapeutic for patients with newly diagnosed autoimmune type 1 diabetes and for autoimmune type 2 diabetes known as LADA (Latent Autoimmmune Diabetes in the Adult). Patients are easily identified by means of a routine blood sample analysis and represent, in total approximately 20 % of the worldwide diabetes patient population.

Diamyd Medical has administrative offices in Stockholm (Sweden) and in Pittsburgh, Pennsylvania (U.S.A) and a website at www.diamyd.com

For further information, please contact:

Anders Essen-Moller
President
Phone: +46 8 661 0026
E-mail: anders.essen-moller@diamyd.com

For media contact in the U.S.A. please contact:

Christina Swenson
VP Life Sciences Group
Richard Lewis Communications, Inc.
Tel: +1 212 827-0020
Email: cswenson@rlcinc.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Phone: +46 8 661 00 26, Fax: +46 8 661 63 68, E-mail: info@diamyd.com. VATno: SE 556 530-1420 01.